FILE NO.
070-06322

OHIO POWER COMPANY COOK COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT RELEASE NO. 22977
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

CONTENTS

Page

Statements of Transfer Fee Billings	1

Summary of Costs Incurred	2

Rail Car Maintenance Facility
Annual Report for the Year 2003 (Release No. 25427)	3

OHIO POWER COMPANY
COOK COAL TERMINAL
STATEMENTS OF TRANSFER FEE BILLINGS
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

	October 2003			November 2003			December 2003

	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

SERVICE TO AFFILIATES
Rockport	659,800	$2.27	$1,498	735,405	$2.07	$1,522	790,586	$(0.16)	$(126)
SERVICE TO NON- AFFILIATES	262,701	$1.24	326	414,395	$1.21	503	393,861	$1.21	477

TOTAL	922,501		$1,824	1,149,800		$2,025	1,184,447		$351

OHIO POWER COMPANY
COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

	October 2003	November 2003	December 2003	Three Months Ended 12/31/03
	(in thousands)

Labor	$385	$407	$396	$1,188
Benefits	248	262	(1,152)	(642)
Operating Materials	111	210	87	408
Maintenance	124	168	776	1,068
Taxes Other Than Income Tax	45	74	73	192
Rentals	576	584	577	1,737
Depreciation	11	67	17	95
Normalization	1,330	253	(457)	1,126
Other	(273)	487	645	859

Total	$2,557	$2,512	$962	$6,031

OHIO POWER COMPANY
COOK COAL TERMINAL
RAIL CAR MAINTENANCE FACILITY
STATEMENT OF BILLINGS AND COSTS INCURRED
FOR THE YEAR 2003

	Affiliated	Unaffiliated	Total
	(in thousands)

Revenues:

Indiana Michigan Power Company	$2,895	$-	$2,895
Ohio Valley Electric Company	680	-	680
Unaffiliated Companies	-	131	131

Total Revenues	3,575	131	3,706

Cost of Sales:

Labor	640	48	688
Material	2,040	29	2,069
Overheads	895	54	949

Total Cost of Sales	3,575	131	3,706

Gross Margin	$-	$-	$-

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.